Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 13, 2021

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 175 (“PEA No. 175”) filed on February 3, 2021 for the purpose of registering the AdvisorShares Hotel ETF and AdvisorShares Restaurant ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 175.

1.	Comment. Please provide the completed fee tables and expense examples in advance of the effective date.

Response. The Trust represents that the completed fee table and expense example are provided in the attached appendix.

2.	Comment. Please confirm whether the Funds have a 12b-1 plan. If not, please consider removing the line item in the fee table.

Response. The Trust confirms that each Fund has a 12b-1 plan; however, it is inactive.

3.	Comment. Please confirm that the expense cap will only be reflected in each Fund’s expense example for the contractual period.

Response. The Trust so confirms.

4.	Comment. Please confirm that each Fund will comply with Rule 35d-1 if a change is made to the Fund’s 80% investment policy.

Response. The Trust so confirms.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 13, 2021

5.	Comment. Please confirm whether investment in derivatives is a principal investment strategy of the Funds. If so, please disclose.

Response. The Trust confirms that investing in derivatives is not a principal investment strategy of the Funds.

6.	Comment. Please consider arranging the principal risks in order of importance rather than alphabetically such that the most significant appears first (see ADI 2019-08).

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

7.	Comment. In light of micro-cap company securities in each Fund’s principal investment strategy, please add micro-cap company risk disclosure.

Response. The Trust represents that micro-cap company risk disclosure is included in each Fund’s small capitalization risk factor.

8.	Comment. Please consider adding COVID-19 risk disclosure.

Response. The Trust represents that a reference to public health issues is included in each Fund’s Item 4 market risk factor and that COVID-19 specific risk disclosure is included in the Item 9 market risk factor.

9.	Comment. Please consider whether it is appropriate to add cyber security risk disclosure to the prospectus. The staff notes that such disclosure is include in the Statement of Additional Information.

Response. The Trust represents that cyber security risk disclosure currently located in the Statement of Additional Information remains appropriate.

10.	Comment. Please consider whether disclosure should be added regarding large capitalization issuers in the equity securities section of the Statement of Additional Information.

Response. The Trust represents that such disclosure has been added.

11.	Comment. With respect to each Fund’s concentration policy, please explain to the staff the relationship between the leisure industry and the hotels and restaurants industries.

Response. The Trust represents that the Funds use GICS (Global Industry Classification Standard), which is a four-tiered, hierarchical classification system consisting of sectors, industry groups, industries and sub-industries. Each sector is comprised of industry groups, which are comprised of industries, which are comprised of sub-industries. Each Fund concentrates in GICS’ Hotels, Restaurants & Leisure Industry within the Consumer Services Industry Group, which is within the Consumer Discretionary Sector.

April 13, 2021

12.	Comment. Please confirm that the Statement of Additional Information includes in kind redemption disclosure as appropriate.

Response. The Trust so confirms.

13.	Comment. Please confirm that the 485(b) filing will comply with the FAST Act hyperlink requirements.

Response. The Trust so confirms.

*       *       *       *       *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

APPENDIX

Fee Table and Expense Example

ADVISORSHARES HOTEL ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.60%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES*	0.19%
TOTAL ANNUAL OPERATING EXPENSES	0.79%

* Based on estimated amounts for the current fiscal year.

	1 YEAR	3 YEARS
AdvisorShares Hotel ETF	$81	$252

ADVISORSHARES RESTAURANT ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.60%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES*	0.19%
TOTAL ANNUAL OPERATING EXPENSES	0.79%

* Based on estimated amounts for the current fiscal year.

	1 YEAR	3 YEARS
AdvisorShares Restaurant ETF	$81	$252

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